EXHIBIT 99.5
                                                                    ------------


                                [GRAPHIC OMITTED]
                       [LOGO VIKING ENERGY ROYALTY TRUST]


A COPY OF THIS PRELIMINARY SHORT FORM PROSPECTUS HAS BEEN FILED WITH THE SECURITIES REGULATORY AUTHORITIES IN EACH OF THE PROVINCES OF CANADA BUT HAS NOT YET BECOME FINAL FOR THE PURPOSE OF THE SALE OF SECURITIES. INFORMATION CONTAINED IN THIS PRELIMINARY SHORT FORM PROSPECTUS MAY NOT BE COMPLETE AND MAY HAVE TO BE AMENDED. THE SECURITIES MAY NOT BE SOLD UNTIL A RECEIPT FOR THE SHORT FORM PROSPECTUS IS OBTAINED FROM THE SECURITIES REGULATORY AUTHORITIES.

NO SECURITIES REGULATORY AUTHORITY HAS EXPRESSED AN OPINION ABOUT THESE SECURITIES AND IT IS AN OFFENCE TO CLAIM OTHERWISE. THIS SHORT FORM PROSPECTUS CONSTITUTES A PUBLIC OFFERING OF THESE SECURITIES ONLY IN THOSE JURISDICTIONS WHERE THEY MAY BE LAWFULLY OFFERED FOR SALE AND THEREIN ONLY BY PERSONS PERMITTED TO SELL SUCH SECURITIES. THESE SECURITIES HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "1933 ACT") OR ANY STATE SECURITIES LAWS. ACCORDINGLY, THESE SECURITIES MAY NOT BE OFFERED OR SOLD WITHIN THE UNITED STATES OR TO A U.S. PERSON (AS SUCH TERM IS DEFINED IN REGULATION S UNDER THE 1933 ACT) EXCEPT IN TRANSACTIONS EXEMPT FROM THE REGISTRATION REQUIREMENTS OF THE 1933 ACT AND APPLICABLE STATE SECURITIES LAWS. THIS SHORT FORM PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THESE SECURITIES WITHIN THE UNITED STATES OF AMERICA.

              PRELIMINARY SHORT FORM PROSPECTUS DATED JUNE 21, 2004

NEW ISSUE                                                                o, 2004

                                [GRAPHIC OMITTED]
                           VIKING ENERGY ROYALTY TRUST

                                   $51,300,000

                              9,000,000 TRUST UNITS

         This prospectus qualifies for distribution 9,000,000 trust units ("Trust Units") of Viking Energy Royalty Trust (the "Trust") at a price of $5.70 per Trust Unit. The outstanding Trust Units are listed for trading on the Toronto Stock Exchange (the "TSX") under the symbol VKR.UN. The Trust has applied to list the Trust Units distributed under this short form prospectus on the TSX. Listing will be subject to the Trust fulfilling all of the listing requirements of the TSX. On June 18, 2004, the closing price of the Trust Units on the TSX was $5.75 per Trust Unit. The offering price of the Trust Units offered hereunder was determined by negotiation between Viking Holdings Inc. ("VHI"), on behalf of the Trust, and CIBC World Markets Inc., Scotia Capital Inc., BMO Nesbitt Burns Inc., National Bank Financial Inc., TD Securities Inc., FirstEnergy Capital Corp. and Raymond James Ltd. (collectively, the "Underwriters").

                                               -------------------------------------------
                                                        PRICE: $5.70 PER TRUST UNIT
                                               -------------------------------------------

                                                  PRICE                  UNDERWRITERS' FEE       NET PROCEEDS TO THE TRUST(1)
                                               -----------               -----------------       ----------------------------
         Per Trust Unit..............             $5.70                       $0.285                        $5.415
         Total Offering(2)...........          $51,300,000                  $2,565,000                    $48,735,000

         NOTES:

         (1)  Before deducting expenses of the issue estimated to be $250,000.

         (2) The Trust has granted the Underwriters an option (the "Option"), exercisable in whole or in part, to purchase up to an additional 600,000 Trust Units on the same terms as set forth above, which Option is exercisable at any time until 48 hours prior to the closing of the offering. The Trust Units issuable upon exercise of the Option are qualified for distribution under this short form prospectus. If the Option is exercised in full, the Total Offering, Underwriters' Fee and the Net Proceeds to the Trust (before payment of expenses of the Offering) will be $54,720,000, $2,736,000 and $51,984,000, respectively. See "Plan of Distribution".

         The Underwriters, as principals, conditionally offer the Trust Units for sale, subject to prior sale, if, as and when issued by the Trust and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution" and subject to the approval of certain legal matters on behalf of the Trust by Macleod Dixon LLP and on behalf of the Underwriters by Blake, Cassels & Graydon LLP.

         Subscriptions for Trust Units will be received subject to rejection or allotment in whole or in part and the Underwriters reserve the right to close the subscription books at any time without notice. It is expected that certificates representing Trust Units will be available for delivery at the closing of this offering, which is expected to occur on or about July 9, 2004 or such other date as may be agreed to by the Trust and the Underwriters (but in no event later than July 21, 2004). It is anticipated that the offering will close prior to July 22, 2004, which is the record date for the distribution by the Trust to holders of Trust Units ("Unitholders") payable on August 16, 2004. Accordingly, provided the offering closes prior to July 22, 2004, subscribers who complete their purchase of Trust Units from the Underwriters and continue to own such Trust Units on July 22, 2004 will be eligible to receive the distribution of the Trust payable on August 16, 2004. See "Distributions to Unitholders". The Underwriters may effect transactions which stabilize or maintain the market price for the Trust Units at levels other than those which otherwise might prevail in the open market. See "Plan of Distribution".

         EACH OF CIBC WORLD MARKETS INC., SCOTIA CAPITAL INC., BMO NESBITT BURNS INC., NATIONAL BANK FINANCIAL INC. AND TD SECURITIES INC. IS, DIRECTLY OR INDIRECTLY, A WHOLLY-OWNED SUBSIDIARY OF A CANADIAN CHARTERED BANK (COLLECTIVELY, THE "BANKS") WHICH IS A LENDER TO VIKING (AS DEFINED HEREIN) AND TO WHICH VIKING IS PRESENTLY INDEBTED. CONSEQUENTLY, THE TRUST MAY BE CONSIDERED TO BE A CONNECTED ISSUER OF EACH OF THESE UNDERWRITERS FOR THE PURPOSES OF CANADIAN SECURITIES LAWS. SEE "RELATIONSHIP BETWEEN THE TRUST'S BANKERS AND THE UNDERWRITERS". THE NET PROCEEDS OF THIS OFFERING WILL BE USED TO REPAY A PORTION OF THE OUTSTANDING INDEBTEDNESS UNDER VIKING'S EXISTING CREDIT FACILITIES IN ORDER TO INCREASE UNUSED CREDIT LINES AVAILABLE TO VIKING TO FUND ONGOING CAPITAL EXPENDITURES AND ACQUISITIONS AND FOR GENERAL CORPORATE PURPOSES. SEE "USE OF PROCEEDS".

                                TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS....................................................1
DOCUMENTS INCORPORATED BY REFERENCE...........................................2
THE TRUST.....................................................................3
recent developments...........................................................4
USE OF PROCEEDS...............................................................5
CONSOLIDATED CAPITALIZATION...................................................6
DETAILS OF THE OFFERING.......................................................6
PLAN OF DISTRIBUTION..........................................................7
RELATIONSHIP BETWEEN THE TRUST'S BANKERS AND THE UNDERWRITERS.................8
DISTRIBUTIONS TO UNITHOLDERS..................................................8
PRICE RANGE AND TRADING VOLUME OF TRUST UNITS.................................9
CANADIAN FEDERAL INCOME TAX CONSIDERATIONS...................................10
RISK FACTORS.................................................................13
ELIGIBILITY FOR INVESTMENT...................................................13
LEGAL MATTERS................................................................13
INTERESTS OF EXPERTS.........................................................13
PURCHASERS' STATUTORY RIGHTS.................................................13
auditors' consents...........................................................14
SCHEDULE A - UNAUDITED PRO FORMA INCOME STATEMENTS..........................A-1
CERTIFICATE OF VIKING.......................................................C-1
CERTIFICATE OF THE UNDERWRITERS.............................................C-2


                                  ABBREVIATIONS

In this short form prospectus, the abbreviations set forth below have the following meanings:

"BBL"              barrel                        "MMCF"           1,000,000 cubic feet
"BBLS"             barrels                       "MMCF/D"         1,000,000 cubic feet per day
"BBLS/D"           barrels per day               "BCF"            1,000,000,000 cubic feet
"MBBLS"            1,000 barrels                 "BOE"            barrels of oil equivalent. A barrel of oil
"MSTB"             1,000 stock tank barrels                       equivalent is determined by converting a
                                                                  volume of natural gas to barrels using the
                                                                  ratio of 6 mcf to one barrel. That
                                                                  conversion ratio is based on an energy
                                                                  equivalency conversion method primarily
                                                                  applicable at the burner tip and does not
                                                                  represent a value equivalency at the
                                                                  wellhead. BOE's may be misleading,
                                                                  particularly if used in isolation.
"NGLS"             natural gas liquids           "BOE/D"          barrels of oil equivalent per day
"MCF"              1,000 cubic feet              "MBOE"           1,000 barrels of oil equivalent
"MCF/D"            1,000 cubic feet per day      "MMBTU"          1,000,000 British thermal units

All references are to Canadian dollars unless otherwise noted.

                           FORWARD-LOOKING STATEMENTS

         Certain statements contained in this short form prospectus, and in certain documents incorporated by reference into this short form prospectus, constitute forward-looking statements. The use of any of the words "anticipate", "continue", "estimate", "expect", "may", "will", "project", "should", "believe" and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Trust believes the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in, or incorporated by reference into, this short form prospectus should not be unduly relied upon. These statements speak only as of the date of this short form prospectus or as of the date specified in the documents incorporated by reference into this short form prospectus, as the case may be.

         In particular, this short form prospectus, and the documents incorporated by reference, contain forward-looking statements pertaining to the following:

                  o        the amount of the Trust's reserves;
                  o        projections of market prices and costs;
                  o        supply and demand for oil and natural gas;
                  o expectations regarding the ability to raise capital and to add to reserves through acquisitions and development; and
                  o        treatment under governmental regulatory regimes.

         The actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this short form prospectus:

                  o        volatility in market prices for oil and natural gas;
                  o        liabilities inherent in oil and gas operations;
                  o        uncertainties associated with estimating reserves;
                  o competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel;
                  o        incorrect assessments of the value of acquisitions;
                  o geological, technical, drilling and processing problems; and
                  o        the other factors discussed under "Risk Factors".

         These factors should not be construed as exhaustive. The Trust undertakes no obligation to publicly update or revise any forward-looking statements.

                       DOCUMENTS INCORPORATED BY REFERENCE

         INFORMATION HAS BEEN INCORPORATED BY REFERENCE IN THIS SHORT FORM PROSPECTUS FROM DOCUMENTS FILED WITH SECURITIES COMMISSIONS OR SIMILAR AUTHORITIES IN CANADA. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Assistant Corporate Secretary of VHI at Suite 400, 330 - 5th Avenue S.W., Calgary, Alberta, T2P 0L4, telephone
(403) 268-3175. For the purpose of the Province of Quebec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Assistant Corporate Secretary of VHI at the above-mentioned address and telephone number.

         The following documents of the Trust, filed with various securities commissions or similar authorities in the provinces of Canada, are specifically incorporated by reference into and form an integral part of this short form prospectus:

1. the Renewal Annual Information Form dated May 7, 2004 (the "Renewal AIF") including the audited consolidated financial statements of KeyWest Energy Corporation, together with the notes thereto and the auditors' reports thereon, attached as Schedule A to the Renewal AIF;

2. the Proxy Statement and Information Circular dated April 29, 2004 (the "Information Circular") in connection with the annual and special meeting of unitholders of the Trust held on June 9, 2004 (excluding those portions which appear under the headings "Composition of the Compensation Committee", "Report on Executive Compensation", "Performance of the Trust Units" and "Report on Corporate Governance");

3. the comparative audited consolidated financial statements of the Trust for the year ended December 31, 2003, together with the auditors' report thereon;

4. "Management's Discussion and Analysis" of financial results and financial condition of the Trust for the year ended December 31, 2003;

5. the comparative unaudited consolidated financial statements of the Trust for the three month period ended March 31, 2004;

6. "Management's Discussion and Analysis" of financial results and financial condition of the Trust for the three month period ended March 31, 2004; and

7. the material change report dated March 4, 2004 relating to the announcement of the preliminary results of the Trust's independent reserves evaluation effective January 1, 2004.

         Any of the following documents, if filed by the Trust with the provincial securities commissions or similar authorities in Canada after the date of this short form prospectus and before the termination of the offering, are deemed to be incorporated by reference in this short form prospectus:

         (a) material change reports (except confidential material change reports);

         (b)      comparative interim financial statements;

         (c) comparative financial statements for the Trust's most recently completed financial year, together with the accompanying report of the auditor; and

         (d) information circulars (other than any disclosure comparable to the portion of the Proxy Statement and Information Circular of the Trust dated April 29, 2004 which is not incorporated in this short form prospectus).

         Documents are not incorporated by reference to the extent their contents are modified or superseded by a statement contained in this short form prospectus or in any other subsequently filed document that is also incorporated by reference in this short form prospectus.

                                    THE TRUST

STRUCTURE

         Viking Energy Royalty Trust (the "Trust") is an open-end investment trust created under the laws of the Province of Alberta. The Trust is governed by the Amended and Restated Trust Indenture dated as of July 1, 2003 (the "VERT Trust Indenture"). The trustee of the Trust is Computershare Trust Company of Canada (the "Trustee") and the beneficiaries of the Trust are the Unitholders.

         The Trust holds interests in a diversified portfolio of oil and natural gas properties through its various operating subsidiaries. The Trust wholly owns VHI and Viking Holdings Trust ("VHT"). VHI was incorporated on August 13, 1997 under the BUSINESS CORPORATIONS ACT (Alberta) (the "ABCA") and was amalgamated with Viking Energy Acquisitions Ltd. ("VEAL") pursuant to the ABCA effective July 1, 2003. VHI is responsible for all the management and administrative responsibilities of the Trust and its subsidiaries and acts as trustee for and on behalf of VHT. VHI, in its capacity as trustee of VHT, also wholly owns Viking Management Ltd. and Viking Energy Ltd. ("VEL"). VHI, in its capacity as trustee of VHT, also indirectly wholly owns the Sedpex Partnership and KeyWest Energy Partnership, both of which are general partnerships.

         The Trust's head office is located at Computershare Trust Company of Canada at 710, 530 - 8th Avenue S.W., Calgary, Alberta, T2P 3S8.

         In this prospectus, the term "Viking" refers to the Trust and its direct and indirect subsidiaries on a consolidated basis, unless the context otherwise requires.

DISTRIBUTABLE INCOME

         The Trust makes monthly cash distributions to its Unitholders from the cash flow it receives from its various operating subsidiaries. The Trust's primary sources of cash flow are payments received from royalties granted by VHI and VHT, interest and principal payments on a debt instrument issued to the Trust by VHT, interest income on acquisition notes from VEL and distributions received from VHT. VHT receives cash flow from payments received from royalties, interest and principal payments on debt instruments issued to VHT by other indirect subsidiaries of the Trust. See "Distributions to Unitholders"

                               RECENT DEVELOPMENTS

CHANGES TO VIKING MANAGEMENT

         On April 1, 2004, John Zahary was appointed President and Chief Executive Officer. Mr. Zahary has extensive senior management experience in the oil and gas industry, most recently as President of Petrovera Resources, an oil and gas producer with daily production in excess of 42,000 barrels of oil equivalent. On June 9, 2004, Mr. Zahary was also elected to serve as a director of Viking.

         On June 2, 2004, Robert Fotheringham was appointed Vice President, Finance and Chief Financial Officer. Mr. Fotheringham has more than 20 years of experience in the energy industry, most recently as the Chief Financial Officer with Inter Pipeline Fund and, prior to that, with True North Energy Corporation, Canadian Oil Sands Investments Inc. and Superior Propane Inc.

         On June 21, 2004, Rob Morgan was appointed Vice President, Operations and Corporate Development. Mr. Morgan is an experienced professional engineer, and most recently was Manager, Planning at Canadian Natural Resources Limited and, prior to that, Vice President, Operations of Petrovera Resources.

EXTENSION OF CREDIT FACILITIES

         Viking has two demand credit facilities totalling $200 million comprised of a $185 million syndicated revolving demand credit facility, of which $131 million is outstanding as of June 17, 2004 (the "Revolving Facility"), and a $15 million operating facility, of which, as of June 17, 2004, $2 million is outstanding and $3 million is subject to letters of credit. Prior to June 17, 2004, the Revolving Facility was required to either be extended by Viking on current or revised terms with the agreement of the lenders under the facility, or converted to a two year term loan. With the recent appointment of Mr. Fotheringham as Vice President, Finance and Chief Financial Officer, Viking requested a one month extension to the June 17, 2004 renewal date which has been agreed to by the lenders. Viking anticipates that the Revolving Facility will be renewed at a level which will enable it to adequately fund its anticipated capital program and future acquisitions.

ADOPTION OF ENHANCED DISTRIBUTION REINVESTMENT AND OPTIONAL TRUST UNIT PURCHASE PLAN

         On June 9, 2004, Viking announced that it had adopted a Premium Distribution(TM), Distribution ReinvestmeNT and Optional Trust Unit Purchase Plan (the "DRIP Plan"), subject to regulatory approvals. The DRIP Plan enables eligible Unitholders to direct that their monthly cash distributions be reinvested in additional Trust Units at 95% of the average market price, as defined in the DRIP Plan, on the applicable distribution date. The DRIP Plan also allows eligible Unitholders to elect, under the Premium Distribution(TM) component of the DRIP Plan, to have theSE additional Trust Units delivered to a designated broker in exchange for a cash payment equal to 102% of the cash distribution that such Unitholder would have otherwise been entitled to receive on the applicable distribution date, subject to a proration in certain events under the DRIP Plan. Only Unitholders resident in Canada are eligible to participate in the DRIP Plan.

         In addition, the DRIP Plan allows those Unitholders who participate in either the distribution reinvestment component or the Premium Distribution(TM) component of the DRIP Plan to purchase additional Trust Units from treasuRY for cash at a purchase price equal to the average market price (with no discount) in minimum amounts of $500 per remittance up to $100,000 aggregate amount of remittances by a Unitholder in any calendar month, all subject to an overall annual limit of 2% of the outstanding number of Trust Units.

         Amounts raised pursuant to the DRIP Plan will be used by Viking to fund a portion of its annual capital expenditures and for general corporate purposes. Viking expects to receive the required regulatory approvals such that eligible Unitholders will be permitted to participate in the DRIP Plan in respect of the distributions payable on July 15, 2004 to Unitholders of record on June 30, 2004.

APPROVAL OF THE 2003 UNIT AWARD INCENTIVE PLAN

         At Viking's annual and special meeting held on June 9, 2004, Unitholders approved the adoption of the 2003 Unit Award Incentive Plan (the "Incentive Plan") which authorizes the compensation committee of VHI's board of directors to grant Restricted and Performance Unit Awards to certain service providers of Viking. As of the date hereof, there have been 37,500 Restricted Awards and 37,500 Performance Awards granted under the Incentive Plan. For additional information regarding the Incentive Plan, see "Special Meeting Matters - Approval of the 2003 Unit Award Incentive Plan" at pages 6 through 9, inclusive, of the Information Circular incorporated by reference herein.

APPROVAL OF AMENDMENTS TO THE INTERNAL DOCUMENTS OF THE TRUST AND
ITS SUBSIDIARIES

         At Viking's annual and special meeting held on June 9, 2004, Unitholders approved changes to the internal documents of the Trust and its subsidiaries to remove and delete any restrictions or limitations relating to
(a) any exploration operations; (b) any acquisitions; (c) the sale, assignment, transfer, conveyance, mortgage, pledge, charge or other disposition or encumbrance of the assets of the Trust or its subsidiaries, unless such sale, lease or disposal is of all or substantially all of the assets of the Trust; (d) any capital expenditures, including the prohibition, subject to certain exceptions, that the annual capital expenditures must not exceed 10% of the annual net cash flow to which the Trust is entitled from its assets; (e) the borrowing of funds; and (f) the granting of security. These changes were made to improve the competitiveness of Viking relative to its industry peers. For additional information regarding the amendments, see "Special Meeting Matters - Amendments to the Internal Documents of the Trust and its Subsidiaries" at pages 9 through 11, inclusive, of the Information Circular incorporated by reference herein.

STATUS OF UNITHOLDER LIMITED LIABILITY LEGISLATION

         In May 2004, the Alberta Legislature passed Bill 34 which would enact a new statute, to be called the INCOME TRUSTS LIABILITY ACT, to create a statutory limitation on the liability of unitholders of publicly traded Alberta income trusts such as the Trust. The Bill received Royal Assent on May 19, 2004 and will come into force on Proclamation. The proposed legislation is intended to protect unitholders of Alberta income trusts from the legal uncertainties regarding the potential liability of unitholders. The proposed legislation will not provide protection for unitholders of an Alberta income trust against acts, defaults, obligations or liabilities of a trustee of such trust that arose before the Act comes into force. For additional information, concerning unitholder limited liability, see "Competitive Conditions and Risk Factors - Unitholder Limited Liability" at page 35 of the Renewal AIF incorporated by reference herein.

                                 USE OF PROCEEDS

         The net proceeds from the offering of the Trust Units, after deducting the fees of $2,565,000 to be paid by the Trust to the Underwriters and expenses related to the offering estimated to be approximately $250,000, will be approximately $48,485,000, and if the Option is exercised in full, the estimated net proceeds of the offering, after deducting the fees of $2,736,000 payable to the Underwriters and estimated expenses of the offering of $250,000, will be $51,734,000. The net proceeds of this offering will be used to repay a portion of the outstanding indebtedness under Viking's existing credit facilities in order to increase unused credit lines available to Viking to fund ongoing capital expenditures and future acquisitions and for general corporate purposes. See "Relationship Between the Trust's Bankers and the Underwriters".

                           CONSOLIDATED CAPITALIZATION

         The following table sets forth the consolidated capitalization of the Trust as at December 31, 2003 and as at March 31, 2004, both before and after giving effect to the offering. The table should be read in conjunction with the financial statements and pro forma financial statements contained elsewhere in this prospectus or incorporated by reference herein.

                                                        AS AT MARCH 31, 2004 BEFORE
                                                           GIVING EFFECT TO THE        AS AT MARCH 31, 2004 AFTER GIVING
DESCRIPTION AND AMOUNT       AS AT DECEMBER 31, 2003             OFFERING                   EFFECT TO THE OFFERING
      AUTHORIZED                    (AUDITED)                   (UNAUDITED)                       (UNAUDITED)
----------------------       -----------------------    ----------------------------   ---------------------------------
Credit Facilities(1)             $119,436,000                  $121,804,000                      $ 73,319,000

Debentures(2)                    $ 74,298,000                  $ 74,298,000                      $ 74,298,000

Trust Units(3)(4)                $700,629,000                  $703,152,000                      $751,637,000(5)
(unlimited)                 (96,858,885 Trust Units)     (97,327,423 Trust Units)         (106,327,423 Trust Units)

NOTES:

(1) At June 17, 2004, the Trust has aggregate demand credit facilities in the amount of $200 million. These credit facilities are comprised of the Revolving Facility with borrowing limited to a borrowing base limit and a $15 million demand operating credit facility. Repayments on the Revolving Facility are not required provided borrowings are not in excess of the borrowing base limit. The Revolving Facility bears interest at the bank's prime rate plus 0.25% on outstanding borrowings and standby fees of 20 basis points on undrawn amounts. The Revolving Facility is secured by a floating charge over the Trust's present and future oil and gas properties as well as the assets of its subsidiaries. Annually, the Trust may extend the maturity of the Revolving Facility with the agreement of the banks, and in the event the facility is not extended, the facility converts to a two year term loan with principal repayments equal to one twelfth of the then outstanding balance due in the first five months following conversion and the balance due at the end of the two year period. The Revolving Facility's borrowing base limit is redetermined annually based on an independent engineering evaluation of the Trust's proved reserves. Currently, the borrowing base limit is $185 million with the next redetermination due July 17, 2004. The $15 million demand operating credit facility bears interest and standby fees as the rates similar to the Revolving Facility and is also secured by the floating charge. The amount disclosed excludes $4.23 million as at December 31, 2003, and $4.536 million as at March 31, 2004, available under the credit facilities for the funding of Viking's reclamation obligations.

(2) The Debentures bear interest at a rate of 10.5% per year payable semi-annually in arrears. The Debentures mature on January 31, 2008 and are convertible into Trust Units at the option of the holder at any time prior to the earlier of the maturity date or the date on which the Debentures are redeemed by the Trust at a conversion price of $7.25 per Trust Unit. The Debentures are not redeemable by the Trust on or before January 31, 2006. The outstanding principal amount of the Debentures is included in the Trust's consolidated balance sheet net of issue costs of $3.4 million as Unitholders' capital since the Trust has the option to settle both principal and interest obligations in Trust Units.

(3) As at March 31, 2004, the Trust had outstanding options to acquire 3,155,850 Trust Units pursuant to the Trust's Trust Unit option plan.

(4) The number of Trust Units does not include the number of Trust Units that would be issued upon conversion of the Debentures.

(5) Based on the issuance of 9,000,000 Trust Units for total proceeds of $51,300,000. Fees payable to the Underwriters in connection with the offering of the Trust Units will be $2,565,000 and expenses of the offering are estimated to be $250,000. If the Option is exercised in full, the Trust will issue 9,600,000 Trust Units for an aggregate of $54,720,000, less fees payable to the Underwriters of $2,736,000 and expenses of the offering estimated to be $250,000. See "Plan of Distribution".

                             DETAILS OF THE OFFERING

         The total offering consists of 9,000,000 Trust Units at a price of $5.70 per Trust Unit. An additional 600,000 Trust Units may be issued if the Option is exercised in full.

         An unlimited number of Trust Units may be issued pursuant to the VERT Trust Indenture. The Trust may offer additional Trust Units or rights, warrants, options or other securities to purchase, convert into or exchange into additional Trust Units at such times and on such terms as the board of directors of VHI may determine. The Trust Units are transferable and represent equal undivided beneficial interests in the Trust. All Trust Units share equally in all distributions from the Trust and all Trust Units carry equal voting rights at meetings of Unitholders. No Unitholder is liable to pay any further calls or assessments in respect of Trust Units. No conversion or pre-emptive rights attach to the Trust Units.

         The VERT Trust Indenture provides for, among other things, the calling of meetings of Unitholders, the conduct of business thereof, notice provisions, the appointment and removal of the trustee of the Trust and the form of Trust Unit certificates. The VERT Trust Indenture also provides that no Unitholder shall be personally liable to any person in connection with the Trust and its activities and that all claims against the Trust shall be satisfied out of the assets of the Trust. If, however, it is determined that a Unitholder does not have such limited liability, the Trust has agreed, in the terms of the VERT Trust Indenture, to indemnify Unitholders from any costs, damages, liabilities, expenses, charges and losses suffered as a result. Substantive amendments to the VERT Trust Indenture, including early termination of the Trust, and other fundamental changes to Viking, such as the sale or transfer of all or substantially all of the property or assets of the Trust, or of VHI, VHT or any other subsidiaries of the Trust taken as a whole, require the approval by a majority of not less than 66 2/3% of the votes cast by Unitholders, either in person or by proxy, at a special meeting of Unitholders or approval in writing by holders of not less than 66 2/3% of the outstanding Trust Units. In addition, the VERT Trust Indenture provides that the trustee of the Trust will not appoint or remove directors of VHI or appoint or remove auditors of the Trust without first receiving the approval of a majority of the votes cast by Unitholders, either in person or by proxy, at a meeting of Unitholders or approval in writing by holders of a majority of the outstanding Trust Units.

         At no time may more than one-half of the outstanding Trust Units be held by non-residents of Canada ("non-residents") within the meaning of the INCOME TAX ACT (Canada) nor shall the Trust at any time be maintained primarily for the benefit of non-residents. VHI may require declarations of beneficial ownership from Unitholders indicating the jurisdiction in which such beneficial owners are resident. If at any time VHI becomes aware that the beneficial owners of 40% of the Trust Units then outstanding are or may be non-residents or that such a situation is imminent, VHI shall thereafter request declarations as to beneficial ownership from Unitholders at least annually in conjunction with the annual meeting of Unitholders. If at any time VHI becomes aware that the beneficial owners of 49% of the Trust Units then outstanding are or may be non-residents or that such a situation is imminent, VHI will direct its transfer agent to: (i) make a public announcement thereof; and (ii) not accept a subscription for Trust Units from or issue or register a transfer of Trust Units to a person unless the person provides a declaration that the person is not a non-resident. If, notwithstanding the foregoing, VHI determines that a majority of the Trust Units are held by non-residents, VHI shall direct its transfer agent to send a notice to non-resident holders of Trust Units, chosen in inverse order to the order of acquisition or registration or in such other manner as VHI may consider equitable and practicable, requiring them to provide evidence satisfactory to VHI that they are not non-residents or to sell their Trust Units or a specified portion thereof within a specified period of not less than 60 days. If the Unitholders receiving such notice have not within such period sold the specified number of Trust Units or provided VHI with satisfactory evidence that they are not non-residents, VHI may direct the transfer agent to, on behalf of such Unitholders, sell such Trust Units and, in the interim, VHI shall direct the Trustee to suspend the voting and distribution rights attached to such Trust Units and make any distribution in respect of such Trust Units by depositing such amount in a separate bank account in a Canadian chartered bank (net of any applicable taxes). Any sale shall be made on any stock exchange on which the Trust Units are then listed and, upon such sale, the affected holders shall cease to be holders of Trust Units and their rights shall be limited to receiving the net proceeds of sale upon surrender of the certificates evidencing such Trust Units.

         Unitholders of record on or about the 20th day of each month are entitled to receive cash distributions of distributable income of the Trust in respect of that month. Such distributions are made on or about the 15th day of the following month. PURCHASERS OF TRUST UNITS PURSUANT TO THIS OFFERING WHO COMPLETE THEIR PURCHASE FROM THE UNDERWRITERS AND CONTINUE TO OWN SUCH TRUST UNITS ON JULY 22, 2004 WILL BE ELIGIBLE TO RECEIVE THE DISTRIBUTION PAYABLE ON AUGUST 16, 2004. SEE "DISTRIBUTIONS TO UNITHOLDERS".

                              PLAN OF DISTRIBUTION

         Pursuant to an agreement dated June 21, 2004 (the "Underwriting Agreement") among the Trust, VHT, VHI and the Underwriters, the Trust has agreed to issue and sell and the Underwriters have severally agreed to purchase on or about July 9, 2004 or such other date as may be agreed to by the Trust and the Underwriters (but no later than July 21, 2004), subject to the terms and conditions stated therein, all but not less than all of the Trust Units offered hereby at a price of $5.70 per Trust Unit for total gross consideration of $51,300,000 payable to the Trust against delivery of the Trust Units. In consideration of the services provided in connection with this offering, the Trust will pay the Underwriters a fee of $0.285 per Trust Unit for an aggregate fee of $2,565,000. The offering price of the Trust Units offered hereunder was determined by negotiation between VHI, on behalf of the Trust, and the Underwriters. The obligations of the Underwriters under the Underwriting Agreement may be terminated upon the occurrence of certain stated events. The Underwriters are, however, obligated to take up and pay for all of the

Trust Units (not including the Trust Units issuable upon any exercise of the Option) if any of the Trust Units are purchased under the Underwriting Agreement.

         The Trust has granted the Underwriters the Option to purchase up to an additional 600,000 Trust Units on the same terms as set forth above, which is exercisable in whole or in part, at any time until 48 hours prior to the closing of the offering. The Trust Units issuable upon exercise of the Option are qualified for distribution under this short form prospectus. If the Option is exercised in full, the total offering, the Underwriters' fee and the net proceeds to the Trust (before payment of the expenses of the Offering) will be $54,720,000, $2,736,000 and $51,984,000, respectively.

         The Trust has applied to list the Trust Units distributed under this short form prospectus on the TSX. Listing will be subject to the Trust fulfilling all the requirements of the TSX.

         Without the prior written consent of CIBC World Markets Inc., on behalf of the Underwriters, such consent not to be unreasonably withheld, the Trust has agreed, for a period of 90 days from the closing of this offering, not to directly or indirectly, issue, sell, offer to sell, grant any option for the sale of or otherwise dispose of any Trust Units or securities convertible or exercisable into Trust Units, other than pursuant to the Option, the Trust's Trust Unit option plan, the Trust's DRIP Plan and the Trust's Incentive Plan and upon conversion of any 10.5% convertible unsecured subordinated debentures of the Trust.

         The Trust has been advised by the Underwriters that, in connection with the offering, the Underwriters may effect transactions which stabilize or maintain the market price of the Trust Units at levels other than those which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

         The Trust Units have not been and will not be registered under the United States SECURITIES ACT OF 1933, as amended (the "1933 Act") or any state securities laws, and accordingly may not be offered or sold within the United States or to U.S. Persons (as such term is defined in Regulation S under the 1933 Act).

          RELATIONSHIP BETWEEN THE TRUST'S BANKERS AND THE UNDERWRITERS

         Each of CIBC World Markets Inc., Scotia Capital Inc., BMO Nesbitt Burns Inc., National Bank Financial Inc. and TD Securities Inc. is, directly or indirectly, a wholly-owned subsidiary of a Canadian chartered bank (collectively, the "Banks") which is a lender to Viking. Accordingly, the Trust may be considered to be a connected issuer to each of the Underwriters under Canadian securities laws.

         As at June 17, 2004, Viking was indebted to the Banks in the amount of approximately $136 million under certain credit facilities between Viking and the Banks. Viking is in compliance with all material terms of the agreements governing such credit facilities. The credit facilities are secured by a security interest and a floating charge debenture over Viking's interests in petroleum and natural gas properties. Neither the financial position of Viking nor the value of the security under the credit facilities has changed substantially since the indebtedness under the credit facilities was incurred.

         The decision to distribute the Trust Units offered hereby and the determination of the terms of the distribution were made through negotiations between VHI, on behalf of the Trust, and the Underwriters. The Banks did not have any involvement in such decision or determination, but have been advised of the issuance and the terms thereof. As a consequence of this issuance, each of the Underwriters will receive its share of the Underwriters' fee and the net proceeds from the offering will be used to repay a portion of the outstanding indebtedness of Viking to the Banks. See "Use of Proceeds".

                          DISTRIBUTIONS TO UNITHOLDERS

         The following table sets forth the per Trust Unit amount of monthly cash distributions paid by the Trust in the months indicated.

                 2004
                 ----
                 January..........................         $0.08
                 February.........................         $0.08
                 March............................         $0.08
                 April............................         $0.08
                 May..............................         $0.08
                 June.............................         $0.08
                                                          ------
                 TOTAL TO DATE....................         $0.48
                                                          ======

                 2003
                 ----
                 January..........................         $0.10
                 February.........................         $0.11
                 March............................         $0.11
                 April............................         $0.12
                 May..............................         $0.12
                 June.............................         $0.12
                 July.............................         $0.12
                 August...........................         $0.11
                 September........................         $0.11
                 October..........................         $0.10
                 November.........................         $0.10
                 December.........................         $0.08
                                                         -------
                 TOTAL............................         $1.30
                                                         =======

         The Trust has declared a distribution of $0.08 per Trust Unit to be payable on July 15, 2004 to Unitholders of record on June 30, 2004. Purchasers of Trust Units pursuant to this offering will not be eligible to receive the distribution payable on July 15, 2004. However, it is anticipated that the offering will close prior to July 22, 2004, which is the record date for the distribution by the Trust to Unitholders payable on August 16, 2004. Accordingly, provided the offering closes prior to July 22, 2004, subscribers who complete their purchase of Trust Units from the Underwriters and continue to own such Trust Units on July 22, 2004 will be eligible to receive the distribution of the Trust payable on August 16, 2004.

                  PRICE RANGE AND TRADING VOLUME OF TRUST UNITS

         The outstanding Trust Units are listed for trading on the TSX under the trading symbol "VKR.UN". The following table sets out the price range for and trading volume of the Trust Units as reported by the TSX for the periods indicated.

                  PERIOD                             HIGH                 LOW         VOLUME (000S)
--------------------------------------------------------------------------------------------------------
2002
     Second Quarter...................               $8.00               $6.75             8,584
     Third Quarter....................               $7.90               $6.00             6,063
     Fourth Quarter...................               $7.57               $6.45            10,041
2003
     First Quarter....................               $7.24               $6.25            22,725
     Second Quarter...................               $7.05               $6.27            28,867
     Third Quarter....................               $7.20               $6.29            33,589
     Fourth Quarter...................               $6.57               $5.12            35,396
2004
     First Quarter....................               $5.99               $5.12            23,869
     April............................               $6.10               $5.64             5,882
     May..............................               $5.93               $5.65             5,978
     June (1-18)......................               $5.96               $5.70             2,139

         On June 18, 2004, being the last trading day immediately prior to the date of this short form prospectus, the closing price of the Trust Units on the TSX was $5.75.

                   CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

         In the opinion of Macleod Dixon LLP counsel to the Trust, and in the opinion of Blake, Cassels & Graydon llp, counsel to the Underwriters, the following summary describes the principal Canadian federal income tax considerations pursuant to the INCOME TAX ACT (Canada) (the "Tax Act") and the regulations thereunder (the "Regulations") generally applicable to a holder who acquires Trust Units pursuant to this offering and who, for purposes of the Tax Act and all relevant times, holds the Trust Units as capital property, is resident of Canada and deals at arm's length with the Trust. Generally, the Trust Units will be considered to be capital property to a holder provided the holder does not hold the Trust Units in the course of carrying on a business of trading or dealing in securities and has not acquired them in one or more transactions considered to be an adventure in the nature of trade. Certain holders who might not otherwise be considered to hold their Trust Units as capital property may, in certain circumstances, be entitled to have them treated as capital property by making the election permitted by subsection 39(4) of the Tax Act. This summary does not address the tax considerations of participating in the DRIP Plan. Participants in the DRIP Plan should refer to the DRIP Plan documents for a discussion of the tax considerations of participating in the DRIP Plan. This summary is not applicable to (a) a subscriber that is a "financial institution", as defined in the Tax Act for the purposes of the mark-to-market rules, (b) a subscriber an interest in which would be a "tax shelter investment" as defined in the Tax Act, or (c) a subscriber that is a "specified financial institution" as defined in the Tax Act. Any such subscriber should consult its own tax advisor with respect to an investment in the Trust Units.

         This summary is based upon the provisions of the Tax Act and the Regulations in force as of the date hereof, all specific proposals to amend the Tax Act that have been publicly announced prior to the date hereof (the "Proposed Amendments") and counsels' understanding of the current published administrative practices of the Canada Revenue Agency. This summary assumes the Proposed Amendments will be enacted in the form proposed, however, no assurance can be given that the Proposed Amendments will be enacted in the form proposed, if at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Proposed Amendments, does not take into account any changes in the law, whether by legislative, governmental or judicial action, nor does it take into account provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein.

         THIS SUMMARY IS OF A GENERAL NATURE ONLY AND IS NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY PARTICULAR HOLDER OR PROSPECTIVE HOLDER OF TRUST UNITS, AND NO REPRESENTATIONS WITH RESPECT TO THE INCOME TAX CONSEQUENCES TO ANY HOLDER OR PROSPECTIVE HOLDER ARE MADE. CONSEQUENTLY, HOLDERS AND PROSPECTIVE HOLDERS OF TRUST UNITS SHOULD CONSULT THEIR OWN TAX ADVISORS FOR ADVICE WITH RESPECT TO THE TAX CONSEQUENCES TO THEM OF ACQUIRING TRUST UNITS PURSUANT TO THIS OFFERING, HAVING REGARD TO THEIR PARTICULAR CIRCUMSTANCES.

STATUS OF THE TRUST

         Based on representations of the Trust and VHI, the Trust currently qualifies, and will qualify on the date of the closing of this offering, as a "mutual fund trust" as defined in the Tax Act. This summary assumes that the Trust will continue to so qualify thereafter for the duration of its existence.

         The qualification of the Trust as a mutual fund trust under the Tax Act requires that certain factual conditions generally be met throughout its existence. In order for the Trust to qualify as a mutual fund trust it must not have been established or at any time be maintained primarily for the benefit of non-residents. The Trust must also satisfy certain requirements with respect to the distribution of its Units and restrictions on its activities. The Trust has certain restrictions on its activities and its powers and certain rights against non-resident Unitholders such that it is reasonable to expect that these requirements will continue to be satisfied.

         Should the Trust not qualify as a mutual fund trust, the income tax considerations would in some respects be materially different than those described below.

TAXATION OF THE TRUST

         The Trust is subject to taxation in each taxation year on its income or loss for the year as though it were a separate individual. The taxation year of the Trust is the calendar year.

         Subject to the detailed rules in the Tax Act, the Trust is required to include in its income for each taxation year all amounts (i) in respect of the royalty between the Trust and each of VHT and VHI (the "Royalties"), including any amounts subject to set-off in respect of any Crown charges reimbursed by it to VHT or VHI, (ii) in respect of interest, (iii) in respect of dividends, and
(iv) VHT's income for tax purposes for VHT's taxation year that ended in the Trust's taxation year that becomes payable in VHT's year to the Trust, together with all amounts designated to the Trust as reimbursed Crown charges in excess of the resource allowance deducted in computing VHT's income.

         In computing its income the Trust may deduct reasonable administrative, interest and other expenses incurred to earn income and may amortize over a five year period the underwriting fees and other expenses of this offering and any previous offering. Provided that appropriate designations are made by the Trust, all dividends which would otherwise be included in its income as dividends received from taxable Canadian corporations will be deemed to have been received by the Unitholders and not to have been received by the Trust. The Trust may deduct, in computing its income for a year, an amount not exceeding 10% of any positive balance of its cumulative Canadian oil and gas property expense ("COGPE") account at the end of that year.

         Prior to 2003, the Trust was generally not entitled to deduct the amount of Crown royalties paid by or on behalf of the Trust, but the was entitled to a deduct a "resource allowance" generally calculated by reference to its "adjusted resource profits" as defined for the purposes of the Tax Act. As a result of certain amendments to the Tax Act that were enacted in 2003, this regime is being gradually phased out between 2003 and 2006. At the end of that period, the Trust will be entitled to fully deduct Crown royalties and will not be entitled to deduct a resource allowance.

         The Trust may deduct amounts which become payable by it to Unitholders in the year, to the extent that the Trust has net income for the year after the inclusions and deductions outlined above. An amount will be considered to have become payable to a Unitholder in a taxation year only if it is paid in the year by the Trust or the Unitholder is entitled in that year to enforce payment of the amount. It is expected that the Trust will provide that all income of the Trust for a taxation year (excluding capital gains which may be realized by the Trust upon a distribution in specie of the property of the Trust in connection with a redemption of Trust Units) net of the Trust's expenses will be paid or made payable to Unitholders in the year. Therefore, as a result of such deduction from income and the Trust's entitlement to a Capital Gains Refund (see "Retraction/Redemption of Trust Units", below), it is generally anticipated that the Trust will not have any material taxable income for the purposes of the Tax Act, although no assurances are given in this regard. In certain circumstances, Unitholders may receive additional Trust Units instead of cash where the income of the Trust exceeds its aggregate cash flow net of principal debt repayments by the Trust. The excess, if any, of reimbursed Crown charges over the resource allowance deductible by the Trust in the year is deemed to be an amount that has become payable to the Unitholders, to the extent designated by the Trust. In order to utilize losses from prior taxation years, the Trust may claim as a deduction an amount that is less than the amount of its income that is paid or payable to Unitholders in the year if it designates such amount not to have been paid or become payable to the Unitholders.

TAXATION OF UNITHOLDERS

         A Unitholder will generally be required to include in computing income for a particular taxation year of the Unitholder the portion of the net income of the Trust for a taxation year that is paid or becomes payable to the Unitholder in that particular taxation year, whether or not the amount was actually paid to the Unitholder in that year. An amount will be considered to have become payable to a Unitholder in a taxation year if the Unitholder is entitled in the year to enforce payment of the amount. For the purposes of the Tax Act, income of a Unitholder from the Trust Units will be considered to be income from property and not resource income. Any deduction or loss of the Trust for purposes of the Tax Act cannot be allocated to, or treated as a deduction or loss of, a Unitholder. Provided that appropriate designations are made by the Trust, such portions of its taxable dividends that are paid or payable to a Unitholder will effectively retain their character and be treated as such in the hands of the Unitholder for purposes of the Tax Act. The Trust will provide Unitholders with the relevant information required for completion of their Canadian income tax returns at the relevant time.

         The cost to a Unitholder of Trust Units acquired pursuant to this offering will equal the purchase price of the Trust Units plus the amount of any other reasonable costs incurred in connection therewith. This cost will be averaged with the adjusted cost base of all other Trust Units held by the Unitholder at that time as capital property to determine the adjusted cost base to the Unitholder of each Trust Unit.

         There will be a reduction of the adjusted cost base to Unitholders of the Trust Units (and not a disposition of the Trust Units) where the Trust distributes an amount to Unitholders in excess of the income of the Trust and the non-taxable portion of capital gains made payable to Unitholders in a year (other than on a redemption of Trust Units). The non-taxable portion of capital gains realized by the Trust that is paid or made payable to a Unitholder in a year will not be included in computing the Unitholder's income for the year and will not reduce the adjusted cost base to the Unitholder of the Trust Units. To the extent that the adjusted cost base of Trust Units would otherwise be less than zero, the negative amount will be treated as a capital gain from the disposition of Trust Units.

         Upon the disposition or deemed disposition by a Unitholder of a Trust Unit, whether on a redemption or otherwise, the Unitholder will generally realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition are greater (or less) than the aggregate of the Unitholder's adjusted cost base of the Trust Unit and any reasonable costs associated with the disposition.

         Generally, one-half of any capital gain (a "taxable capital gain") realized by a Unitholder in a taxation year must be included in the Unitholder's income under the Tax Act for the year, and one-half of any capital loss (an "allowable capital loss") realized by a Unitholder in a taxation year may be deducted from taxable capital gains realized by the Unitholder in that year. Allowable capital losses for a taxation year in excess of taxable capital gains for that year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net capital gains realized in such years, to the extent and under the circumstances described in the Tax Act.

         A Unitholder that throughout the relevant taxation year is a "Canadian-controlled private corporation", as defined in the Tax Act, may be liable to pay an additional refundable tax of 6 2/3% on certain investment income, including taxable capital gains and certain income from the Trust.

RETRACTION/REDEMPTION OF TRUST UNITS

         Where the Trust distributes property of the Trust to a Unitholder on a redemption of Trust Units, the Trust will be deemed to receive proceeds of disposition equal to the fair market value of such property at that time (the "Deemed Proceeds"), and such distribution may give rise to a capital gain or income to the Trust. The Trust will be entitled for each taxation year to reduce (or receive a refund in respect of) its liability, if any, for tax on its net taxable capital gains by an amount determined under the Tax Act based on the redemption or retraction of Trust Units during the year (the "Capital Gains Refund"). The Capital Gains Refund in a particular year may not completely offset the Trust's tax liability for such taxation year that may arise upon distributions of property in connection with the redemption of Trust Units. The VERT Trust Indenture accordingly provides that income of the Trust which is required to satisfy any tax liability on the part of the Trust shall not be payable to Unitholders.

         Where the Trust distributes property of the Trust, other than the Royalties, to a Unitholder on a redemption of Trust Units, the Unitholder will be deemed to have disposed of its Trust Units for proceeds of disposition equal to the Deemed Proceeds (other than the portion, if any, of the Deemed Proceeds that is considered to be a payment to the Unitholder out of the income or capital gains of the Trust for the year) less the amount, if any, by which the income or capital gain realized by the Trust on such distribution exceeds the portion, if any, of such income or capital gain that is considered to be a payment to the Unitholder out of the income or capital gains of the Trust for the year. Where the property that is distributed to the Unitholder is the Royalties, the Unitholder will be deemed to have disposed of its Trust Units for proceeds of disposition equal to the Deemed Proceeds (other than the portion, if any, of the Deemed Proceeds that is considered to be a payment to the Unitholder out of the income or capital gains of the Trust for the year). The cost to a Unitholder of any property distributed to a Unitholder by the Trust will be deemed to be equal to the Deemed Proceeds.

                                  RISK FACTORS

         Investors should carefully consider the risks described under "Competitive Conditions and Risk Factors" in the Renewal AIF incorporated by reference herein.

                           ELIGIBILITY FOR INVESTMENT

         In the opinion of Macleod Dixon LLP, counsel for the Trust, and Blake, Cassels & Graydon LLP, counsel for the Underwriters, based on the legislation in effect on the date hereof, the provisions of:

INSURANCE COMPANIES ACT (Canada)                             THE PENSION BENEFITS ACT (Manitoba)
TRUST AND LOAN COMPANIES ACT (Canada)                        PENSION BENEFITS ACT (Ontario)
COOPERATIVE CREDIT ASSOCIATIONS ACT (Canada)                 AN ACT RESPECTING INSURANCE (Quebec)
PENSION BENEFITS STANDARDS ACT, 1985 (Canada)                    (in respect of insurers other than guarantee fund
FINANCIAL INSTITUTIONS ACT (British Columbia)                    corporations)
PENSION BENEFITS STANDARDS ACT (British Columbia)            SUPPLEMENTAL PENSION PLANS ACT (Quebec)
LOAN AND TRUST CORPORATIONS ACT (Alberta)                    AN ACT RESPECTING TRUST COMPANIES AND SAVINGS COMPANIES
EMPLOYMENT PENSION PLANS ACT (Alberta)                       (Quebec)
THE INSURANCE ACT (Manitoba)                                     (for a trust company investing its own funds and
THE TRUSTEE ACT (Manitoba)                                       deposits it receives and a savings company
                                                                 investing its funds)

would not preclude an investment in the Trust Units by companies, corporations, pension plans or persons registered thereunder or governed thereby, subject to compliance with prudent investment standards or criteria, or, if applicable, investment policies which have been filed, where required, with the appropriate regulatory authorities and the general investment provisions of such statutes (and, where applicable, the regulations thereunder).

         In addition, in the opinion of such counsel, based on representations of VHI and the Trust as to certain factual matters, the Trust Units offered hereby will, on the date of closing, be qualified investments under the Tax Act and the regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans and will not, on the date of closing, be foreign property for the purposes of the Tax Act.

                                  LEGAL MATTERS

         Certain legal matters relating to this offering will be passed upon by Macleod Dixon LLP on behalf of the Trust and Blake, Cassels & Graydon LLP on behalf of the Underwriters.

                              INTERESTS OF EXPERTS

         As at the date hereof, the partners and associates of each of Macleod Dixon LLP and Blake, Cassels & Graydon LLP as a group owned beneficially, directly or indirectly, less than 1% of the outstanding Trust Units.

         Reserve estimates contained in the Renewal AIF, and incorporated by reference into this prospectus, are based upon a report prepared by Gilbert Lausten Jung Associates Ltd. ("GLJ"), as at January 1, 2004. The principals of GLJ as a group owned beneficially, directly or indirectly, less than 1% of the outstanding Trust Units.

                          PURCHASERS' STATUTORY RIGHTS

         Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. The right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal advisor.

                               AUDITORS' CONSENTS

DELOITTE & TOUCHE LLP

         We have read the preliminary short form prospectus of Viking Energy Royalty Trust (the "Trust") dated June 21, 2004 relating to the qualification for distribution of 9,000,000 units of the Trust. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

         We consent to the incorporation by reference in the above-mentioned preliminary prospectus of our report to the unitholders of the Trust on the consolidated balance sheets of the Trust as at December 31, 2003 and 2002 and the consolidated statements of (loss) income and accumulated (deficit) earnings and cash flows for the years then ended. Our report is dated February 27, 2004.

/s/ DELOITTE & TOUCHE LLP
Chartered Accountants
Calgary, Alberta
June 21, 2004


KPMG LLP

         We have read the short form prospectus of Viking Energy Royalty Trust (the "Trust") dated o, 2004 relating to the qualification for distribution of 9,000,000 units of the Trust. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

         We consent to the incorporation by reference in the above-mentioned prospectus of our report to the shareholders of KeyWest Energy Corporation ("KeyWest") on the consolidated balance sheets of KeyWest as at December 31, 2002 and 2001 and the consolidated statements of operations and retained earnings and cash flows for the years ended December 31, 2002 and 2001. Such report is dated February 25, 2003.

         We further consent to the incorporation by reference in the above-mentioned prospectus of our report to the directors of KeyWest on the consolidated balance sheets of KeyWest as at December 31, 2001 and 2000 and the consolidated statements of operations and retained earnings (deficit) and cash flows for each of the years in the three-year period ended December 31, 2001. Such report is dated March 6, 2002 except as to Note 11 to such financial statements, which is as of December 20, 2002.

o
Chartered Accountants
Calgary, Alberta
o, 2004

                                   SCHEDULE A
                      UNAUDITED PRO FORMA INCOME STATEMENTS

COMPILATION REPORT

To the Directors of VIKING HOLDINGS INC.:

We have read the accompanying unaudited pro forma consolidated statement of loss (the "Pro Forma Statement') of Viking Energy Royalty Trust (the "Trust") for the year ended December 31, 2003, and have performed the following procedures.

1. Compared the figures in the column captioned "Viking Energy Royalty Trust" to the audited consolidated income statement of the Trust for the year ended December 31, 2003, and found them to be in agreement.

2. Compared the figures in the column captioned "KeyWest Energy Corporation" to the unaudited consolidated financial information of KeyWest Energy Corporation for the period ended February 25, 2003, and found them to be in agreement.

3. Made enquiries of certain officials of the Trust who have responsibility for financial and accounting matters about:

     a.   the basis for determination of the pro forma adjustments; and
     b. whether the Pro Forma Statement complies as to form in all material respects with the regulatory requirements of the various Securities Commissions and similar regulatory authorities in Canada.

     The officials:

     a. described to us the basis for determination of the pro forma adjustments, and
     b. stated that the Pro Forma Statement complies as to form in all material respects with the regulatory requirements of the various Securities Commissions and similar regulatory authorities in Canada.

4. Read the notes to the Pro Forma Statement, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

5. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned "Viking Energy Royalty Trust" and "KeyWest Energy Corporation" for the year ended December 31, 2003, and found the amounts in the columns captioned "Pro Forma Consolidated" to be arithmetically correct.

A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the Pro Forma Statement, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statement.


Calgary, Alberta                                     /s/ DELOITTE & TOUCHE LLP
June 21, 2004                                            Chartered Accountants

                           VIKING ENERGY ROYALTY TRUST
                    PRO FORMA CONSOLIDATED STATEMENT OF LOSS
                      FOR THE YEAR ENDED DECEMBER 31, 2003

                        (thousands of dollars, unaudited)

                                            Viking
                                            Energy         KeyWest
                                            Royalty         Energy       Pro Forma       Pro Forma           Pro Forma
                                             Trust        Corporation       Notes       Adjustments        Consolidated
                                        --------------------------------------------------------------------------------
REVENUE
     Oil and natural gas                    $229,190          $19,592       2(i)                 --            $248,782
     Royalties                                40,905            4,275       2(i)                 --              45,180

                                        -------------   --------------                --------------   -----------------
                                             188,285           15,317                            --             203,602
                                        -------------   --------------                --------------   -----------------

OPERATING EXPENSES                            53,470            3,259       2(i)                 --              56,729
                                        -------------   --------------                --------------   -----------------

NET OPERATING INCOME                         134,815           12,058                            --             146,873
                                        -------------   --------------                --------------   -----------------

OTHER EXPENSES
     General and administrative                9,034              775       2(i)                 --               9,809
     Severance and other expenses              2,408               --                            --               2,408
     Interest                                  6,508              380     2(i)&(ii)             522               7,410
     Capital and other taxes                   1,854              452       2(i)                 --               2,306
     Impairment of oil and gas               130,000               --       2(iv)            (2,072)            127,928
     properties
     Depletion, depreciation and              82,771            3,877    2(i)&(iii)           2,072              88,720
     amortization
     Future income taxes                     (52,665)          (2,429)     2(i)&(v)            (181)            (55,275)

                                        -------------   --------------                --------------   -----------------
                                             179,910            3,055                           341             183,306
                                        -------------   --------------                --------------   -----------------

NET INCOME (LOSS)                          $ (45,095)        $  9,003                      $   (341)          $ (36,433)
                                        =============   ==============                ==============   =================

LOSS PER TRUST UNIT
Basic and Diluted                          $   (0.46)                       2(vi)                             $   (0.44)
                                        =============                                                  =================

                           VIKING ENERGY ROYALTY TRUST

                NOTES TO PRO FORMA CONSOLIDATED STATEMENT OF LOSS

                      FOR THE YEAR ENDED DECEMBER 31, 2003
                                   (unaudited)

1.       BASIS OF PRESENTATION

The accompanying unaudited pro forma consolidated statement of loss for the year ended December 31, 2003 (the "Pro Forma Statement") has been prepared in accordance with Canadian generally accepted principles for inclusion in the preliminary short form prospectus of Viking Energy Royalty Trust (the "Trust") dated June 21, 2004 relating to the sale and issue 9,000,000 Trust Units, and up to an additional 600,000 Trust Units, at a price of $5.70 per Trust Unit (the "Prospectus"). The Pro Forma Statement reflects the net income assuming the acquisition of KeyWest Energy Corporation ("KeyWest") occurred on January 1, 2003. This Pro Forma Statement does not give effect to the issuance of the Trust Units under the Prospectus.

The Pro Forma Statement has been prepared from the following financial information:

    o The Audited Consolidated Statements of (Loss) Income and Accumulated (Deficit) Earnings of the Trust for the year ended December 31, 2003, and

    o The Unaudited Consolidated Financial Information of KeyWest for the period from January 1, 2003 to February 25, 2003.

In the opinion of the management of Viking Holdings Inc., the manager of the Trust, the Pro Forma Statement contains all material adjustments necessary for fair presentation. This Pro Forma Statement may not be indicative of the financial results or operations that would have occurred if the acquisition of KeyWest had occurred on January 1, 2003 or the results of operations in future years. In preparing the Pro Forma Statement, no adjustments have been made to reflect the operating synergies and general and administrative cost savings that may result from combining the operations of the Trust and KeyWest.

The Pro Forma Statement should be read in conjunction with the financial statements, including the notes thereto, of the Trust and KeyWest, incorporated by reference in this Prospectus.


2.       SIGNIFICANT ASSUMPTIONS AND ADJUSTMENTS

This Pro Forma Statement has been prepared to reflect the acquisition of 100% of the outstanding shares of KeyWest by a wholly-owned subsidiary of the Trust on January 1, 2003 in exchange for $66,000,000 in cash and the issuance of 24.9 million Trust Units for a total purchase price before the assumption of debts and related acquisition costs of $241,900,000. The aggregate consideration for the KeyWest acquisition consists of the following:

                                                                     ($ 000's)
         ---------------------------------------------------------------------
         Fair value of Trust Units issued                             175,931
         Cash consideration paid                                       66,000
         ---------------------------------------------------------------------
                                                                      241,931
         ---------------------------------------------------------------------
         Debts assumed (1)                                             77,639
         February distributions related to units
             issued on acquisition                                      2,738
         Related acquisition costs                                      4,682
         ---------------------------------------------------------------------
         Total Purchase Price                                         326,990
         =====================================================================

         (1) Includes $18,118 of severance costs and option repurchases triggered by KeyWest acquisition.

The KeyWest acquisition has been accounted for using the purchase method whereby the assets acquired and liabilities assumed are recorded at their fair values with the excess of the aggregate consideration over the fair value of the identifiable net assets allocated to goodwill. The following summarizes the allocation of the aggregate consideration for the KeyWest acquisition:

                                                                     ($ 000's)
         ---------------------------------------------------------------------
         Net working capital                                           (1,066)
         Future site restoration                                       (2,230)
         Future income taxes                                          (64,147)
         Goodwill                                                      74,433
         Capital assets                                               320,000
         ---------------------------------------------------------------------
         Total acquisition cost                                       326,990
         =====================================================================


On January 5, 2003, the Trust issued $75,000,000 of 10.5% Convertible Unsecured Subordinated Debentures (the "Convertible Debentures") for net proceeds of $71,617,000 after issue costs of $3,383,000. In this Pro Forma Statement, the issuance of these Convertible Debentures has been assumed to occur on January 1, 2003 with the $66,000,000 cash payment at closing of the KeyWest acquisition plus $5,600,000 of assumed debt and acquisition costs assumed to have been funded from the net proceeds on the issuance of the Convertible Debentures. In this Pro Forma Statement, the interest obligation on the Convertible Debentures has not been classified as an expense as the Trust may elect to satisfy the Convertible Debenture interest and principal obligations by the issuance of Trust Units. The principal amount of the Convertible Debentures has been considered to be a component of equity and the related interest payments a charge to Unitholders' equity with the only impact on the Pro Forma Statement being a reduction in the Loss Per Trust Unit to reflect the interest attributed to the Convertible Debentures.

The following adjustments reflect the impact of assuming the Trust's acquisition of KeyWest occurred on January 1, 2003:

(i)      KeyWest's Operating Results

KeyWest's financial information for the period from January 1, 2003 to February 25, 2003 has been added to the Trust's operations which included the KeyWest results of operations for the period from February 25, 2003 to December 31, 2003.

(ii)     Interest Expense

The Trust's existing bank loan bears interest based on the bank's prime rate plus 25 basis points. As a result of the acquisition of KeyWest and the issuance of the Convertible Debentures on January 1, 2003, the Trust would increase its debt by $19,299,000 from January 1, 2003 to February 25, 2003. Using a daily weighted average prime rate of 4.75% from January 1, 2003 to February 25, 2003, it is estimated that the debt servicing cost for the year ended December 31, 2003 would increase by $522,000.

(iii) Depreciation, depletion and amortization

Depletion is determined using the consolidated depletion rates that would have applied to the capital assets of the Trust and the KeyWest capital assets had the KeyWest acquisition occurred on January 1, 2003. Applying these rates for the period from January 1, 2003 to February 25, 2003, the Trust's consolidated depletion charge would have been increased by $2,072,000 for the year ended December 31, 2003.

(iv)     Impairment of oil and gas properties

The Trust tests for impairment of its oil and gas properties at the end of each reporting period. At December 31, 2003, the Trust determined that the book value of its oil and gas properties exceeded the fair value of the properties and recorded a $130,000,000 impairment charge. Assuming the Trust increased its depletion charge by $2,072,000 for the period from January 1, 2003 to February 25, 2003, the book value of its oil and gas properties would have been $2,072,000 lower at December 31, 2003 and its impairment charge would have been reduced by $2,072,000.

(v)      Income taxes

The Trust allocated all of its income to its Unitholders for the year ended December 31, 2003 and accordingly, no provision has been made for payment of cash income taxes in the Trust's consolidated financial statements as income taxes are the responsibility of the individual Unitholders. The increased interest expense assumed in the Pro Forma Statement results in a reduction to the difference between the book value and the tax basis of the Trust's oil and gas properties thereby resulting in a reduction of $181,000 to the future income tax charge for the year ended December 31, 2003.

(vi)     Loss per Trust Unit

In the Pro Forma Statement, the Loss per Trust Unit amounts are calculated assuming that the KeyWest acquisition had occurred on January 1, 2003 and that the Convertible Debentures were issued on January 1, 2003. As the Convertible Debentures are anti-dilutive for the period of the Pro Forma Statement, the basic and diluted weighted average number of Trust Units after giving effect to the KeyWest acquisition and the issuance of the Convertible Debentures was 100,677,275.

                              CERTIFICATE OF VIKING

Dated:   June 21, 2004

         This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities laws of all of the provinces of Canada. For the purpose of the Province of Quebec, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.



                           VIKING ENERGY ROYALTY TRUST


                            By: VIKING HOLDINGS INC.



          /s/ John E. Zahary                      /s/ Robert W. Fotheringham
  President and Chief Executive Officer           Vice President, Finance and
                                                    Chief Financial Officer



                       On behalf of the Board of Directors


     /s/ Thomas L. Brinkerhoff                     /s/ William A. Friley, Jr.
              Director                                       Director

                         CERTIFICATE OF THE UNDERWRITERS

Dated:   June 21, 2004

         To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities laws in all of the provinces of Canada. For the purpose of the Province of Quebec, to our knowledge, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.


                             CIBC WORLD MARKETS INC.


                               /s/ Brenda A. Mason


                               SCOTIA CAPITAL INC.


                               /s/ Steven Kroeker


 BMO NESBITT BURNS INC.    NATIONAL BANK FINANCIAL INC.    TD SECURITIES INC.


  /s/ Aaron M. Engen         /s/ L. Trevor Anderson        /s/ David I. Holm


FIRSTENERGY CAPITAL CORP.                                  RAYMOND JAMES LTD.


/s/ Nicholas J. Johnson                                 /s/ Edward J. Bereznicki



                                      B-2